OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response: 6.20

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 27, 2005

Commission file number:   000-50376

Northern Canadian Minerals Inc.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

                    No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes             No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Minerals Inc.

(Registrant)

“Peeyush Varshney”

Date:   July 27, 2005

____________________________________

Peeyush Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 - 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

July 28, 2005

Item 3.

Press Release

Issued on July 28, 2005, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce that it has completed a non-brokered private placement, initially announced on July 18, 2005, of 500,000 units at a price of $0.15 per unit for total gross proceeds of $75,000. Each unit consists of one common share and one share purchase warrant of the Company.  Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.20 per share for twelve months from the date of issuance and $0.30 per share thereafter, to a maximum of two years from the date of issuance.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

            Secretary and Director

Suite 1304 - 925 West Georgia St.

            Suite 1304 - 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 27th day of July 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, July 27, 2005

Contact:

Investor Relations

(No.2005-07-04)

Phone (604) 684-2181

info@varshneycapital.com

NORTHERN CANADIAN MINERALS INC.

ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Vancouver, British Columbia - July 27, 2005 - Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the "Company") is pleased to announce that it has completed a non-brokered private placement, initially announced on July 18, 2005, of 500,000 units at a price of $0.15 per unit for total gross proceeds of $75,000. Each unit consists of one common share and one share purchase warrant of the Company.  Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.20 per share for twelve months from the date of issuance and $0.30 per share thereafter, to a maximum of two years from the date of issuance.

The common shares are subject to a hold period expiring November 27, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hari B. Varshney"

Hari B. Varshney

President

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com